C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK:945
For Immediate Release
May 3, 2012

Manulife Financial reports 1Q12 income of $1.2 billion and 35 per cent growth in insurance sales, including all-time record in Asia.

•	Delivered net income attributed to shareholders of $1,206 million.

•	Strengthened underlying earnings from 4Q11.

•	Grew total Company insurance sales1,2 35 per cent. Record insurance sales in Asia.

•	Achieved record level of $512 billion in funds under management1 as at March 31, 2012.

•	Reduced strain through improved business mix and lower new business expenses.

TORONTO – Manulife Financial Corporation (“MFC”) reported today net income attributed to shareholders of $1,206 million for the first quarter ended March 31, 2012. The quarter’s performance reflects strong markets, growth in insurance sales and strengthened underlying earnings compared to the fourth quarter of 2011.  Fully diluted earnings per share, excluding convertible instruments1, were $0.66 and return on common shareholders’ equity1 was 21 per cent.

First Quarter 2012 Highlights2:

•
Delivered net income attributed to shareholders of $1,206 million.  Net income was $1,131 million excluding the direct impact of equity markets and interest rates.  There were a number of other notable items totaling $592 million that contributed to earnings.

•	Grew total Company insurance sales 35 per cent:

•	In Asia, record insurance sales were up 26 per cent, driven by a 16 per cent growth in contracted agents, and solid performances in Hong Kong and the ASEAN region, up 31 and 26 per cent, respectively.

•	In Canada, insurance sales were up 80 per cent, driven by record sales in Group Benefits.

•
In the U.S., insurance sales decreased three per cent despite continued momentum in life insurance sales.  Lower sales in Long-Term Care reflected new business price increases in 2011 intended to decrease our risk profile.

•	Strengthened underlying earnings from 4Q11, driven by key strategic actions:

•
Achieved a record level of $512 billion in funds under management as at March 31, 2012, resulting in increased fee income.  This reflects our efforts to grow our non-guarantee-dependent wealth and asset management businesses.

•	Reduced strain through a desirable business mix achieved by selling higher ROE, lower risk products, and improved pricing to address the drop in interest rates in the second half of 2011.

1	This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

2	Comparative percentages refer to the 3 month period ending March 31, 2012 versus the 3 month period ended March 31, 2011.

May 3, 2012 – Press Release Reporting First Quarter Results

•
Continued to generate strong investment gains, which contributed $243 million to earnings.  Major drivers included gains from fixed income trading, real estate appraisals, and origination gains from private equity, infrastructure and real estate acquisitions.

•
Improved North American mutual fund sales3 versus the fourth quarter 2011, however mutual fund sales decreased over the prior year which resulted in a decrease of total Company wealth sales by eight per cent:

•	In Asia, wealth sales were up seven per cent driven by strong fixed annuity sales in Japan and solid sales in the ASEAN region.

•
In Canada, wealth sales were down five per cent, as the competitive environment and continuing low interest rates negatively impacted sales. Cross selling efforts by Group Benefits and Group Retirement Solutions were a significant contributor to strong sales in Group Retirement Solutions.

•
In the U.S., wealth sales were down 12 per cent due to lower mutual funds sales reflecting low retail investor confidence at the start of the quarter which more than offset favourable sales and record funds under management in the 401(k) business.

•	Experienced poor policyholder experience, primarily due to higher claims in JH Life, JH Long-Term Care and unfavourable disability and life insurance claims in Canada.

•	Added modestly to our effective hedging program with additional dynamic and macro hedging implemented in the quarter.

•
Improved our strong capital ratio. The MCCSR ratio for The Manufacturers Life Insurance Company (“MLI”) was 225 per cent as at March 31, 2012, benefitting from strong earnings and issuances of $250 million of preferred shares and $500 million of subordinated debentures during the quarter.  These issuances reflect our prudent market approach when faced with uncertain economic conditions and take into account expected refinancing requirements.

•	Received three additional state approvals on Long-Term Care price increases on in-force retail business bringing the total to 32 states.

•	Received eight Lipper Awards around the world for funds managed by Manulife Asset Management.

•
Continued to have a substantially higher shareholders’ equity in accordance with U.S. GAAP3, $12 billion higher than under the Canadian version of IFRS (C-IFRS)4, despite the quarter’s net loss of $359 million in accordance with U.S. GAAP3.  The primary driver of this quarter’s lower U.S. GAAP earnings compared to C-IFRS earnings relates to variable annuity accounting differences.

3      This item is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

4
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability Method (CALM).

May 3, 2012 – Press Release Reporting First Quarter Results

C$ millions
For the quarter ended	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to shareholders	1,206	(69)	985
Diluted earnings (loss) per share, excluding convertible instruments3 (C$)	0.66	(0.05)	0.54
Return on common shareholders’ equity3 (percentage, annualized)	21.0%	(1.6)%	17.4%
Net income (loss) excluding the direct impact of equity markets & interest rates3	1,131	(222)	874
Total notable items excluding the direct impact of equity markets and interest rates3,5	592	(577)	281
Net income (loss) in accordance with U.S. GAAP	(359)	342	155

President and Chief Executive Officer Donald Guloien stated, “We entered 2012 with a solid foundation for growth.  Our first quarter reflects strong markets, positive hedging results, 35 per cent higher insurance sales, and stronger underlying earnings relative to the fourth quarter of 2011. The strength of our underlying earnings reflects our healthier business mix, with the emphasis on wealth management and insurance products with less risk, higher margins and higher returns.”

“The first quarter was not without its challenges, as we experienced poor policyholder experience, which we expect is largely a random fluctuation and mutual fund sales slightly lower than last year,” Mr. Guloien said. “That being said, we reported record funds under management of $512 billion, which fuels current and future fee revenue.”

Mr. Guloien added, “Our record insurance sales in Asia demonstrate that, among other things, our investments in our brand and distribution are paying off. In Canada, our broad-based, diversified financial services strategy has resulted in strong insurance sales led by record sales in our Group Benefits business. In the U.S., we continued to leverage our distribution strengths to deliver solid insurance, mutual fund and 401(k) sales. On the investment side, mutual funds managed by Manulife Asset Management received eight Lipper Awards and general account asset performance continued to be a strength.”

Chief Financial Officer Michael Bell commented,  “We were encouraged to see the rebound in our underlying earnings in the first quarter of 2012 relative to the fourth quarter of 2011.  Efforts to expand and diversify our revenue sources and price increases have been key contributors to our improved performance.  We added modestly to our effective hedging program with additional dynamic and macro hedging implemented in the quarter.  We ended the first quarter of 2012 with a strong financial position and a capital ratio for MLI at a comfortable 225 per cent. During the quarter, we raised $250 million of preferred shares and $500 million of subordinated debentures, reflecting our prudent market approach to capital management that takes into account our expected refinancing requirements.”

5      See table “Other Notable Items” below.

May 3, 2012 – Press Release Reporting First Quarter Results

SALES AND BUSINESS GROWTH

Asia Division

“Our strategic efforts to expand and diversify our distribution capability delivered outstanding results in the first quarter,” said Robert Cook, President and Chief Executive Officer of Manulife Financial Asia Limited.

Asia Division posted record insurance sales6 for the first quarter.  Compared to the first quarter of 2011, sales of US$365 million were 26 per cent higher on a constant currency basis7 driven by growth in all regions. Highlights for the first quarter of 2012 include:

•
Hong Kong insurance sales of US$56 million were up 31 per cent over the first quarter of 2011 primarily driven by a successful campaign promoting investment linked products, an expanded agency force and higher sales through the bank channel.

•
Asia Other posted record sales of US$116 million, 72 per cent higher than the first quarter of 2011.  The sales success reflected an increased number of agents, continued strong bank sales from Indonesia and the launch of two new par endowment products in China.  In addition, Taiwan sales benefited substantially from sales through the bank channel prior to a price increase on a popular U.S. dollar par product.

•
Japan insurance sales of US$193 million were seven per cent higher than the first quarter of 2011.  Strong cancer product sales prior to an announced proposed tax treatment change and continued sales growth of the increasing term product more than offset lower sales of our New Whole Life Product, a result of pricing actions in 2011 to increase margins.

First quarter wealth sales were US$1.1 billion, an increase of seven per cent over the first quarter of 2011 on a constant currency basis. Highlights include:

•	Japan sales of US$478 million were more than three times higher than the first quarter of 2011 driven by the continued success of our foreign currency fixed annuity product through the bank channel.

•
Asia Other sales of US$472 million were 22 per cent lower than the first quarter of 2011 due to the non-recurrence of the 2011 fund launches in Manulife TEDA.  This was partially offset by higher sales in Indonesia, Taiwan and the Philippines.

•
Hong Kong wealth sales of US$142 million were 49 per cent lower than the first quarter of 2011. Wealth sales in 2011 benefited from the launch of the Chinese currency denominated endowment product.  The impact of volatile markets also contributed to the decline in wealth sales.

A key driver of our Asia growth strategy is successfully building distribution capacity in both the agency and bank channels.  Distribution highlights include:

•
Insurance sales through the bank channels grew more than three times first quarter 2011 levels in Hong Kong and by nearly five times in Asia Other.  In Indonesia, our insurance and wealth sales through the bank channel increased by 61 per cent compared with first quarter 2011.

•
Our agency force included close to 50,000 contracted agents at March 31, 2012, an increase of 16 per cent over March 31, 2011.  Eight of the 10 territories experienced double-digit growth in the number of contracted agents.

•	Manulife-Sinochem received pre-approval to operate in Shijiazhuang, thereby expanding our national platform in China to 50 cities.

6      Sales is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

7	Sales growth (declines) are stated on a constant currency basis; constant currency is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 3, 2012 – Press Release Reporting First Quarter Results

Canada Division

“We continue to see success across our diversified Canadian franchise,” said Paul Rooney, President and CEO, Manulife Canada. “We capitalized on increased activity in the group market with a record sales quarter for Group Benefits and the second highest sales quarter on record for Group Retirement Solutions. Once again we had record travel sales, and we are seeing the desired shift in the mix of our new business in Individual Insurance. Competitive conditions and the continuing low interest rate environment dampened the quarter’s sales results in our individual wealth management businesses relative to a strong first quarter of 2011. We continue to focus on enhancing our retail wealth business platform with 11 funds added to broker-dealers’ recommended lists in the quarter and the introduction of seven new fund mandates.”

First quarter 2012 sales in our Group businesses were very strong, reflecting success in the large case segment where market activity increased significantly from 2011. Cross-selling contributed to our sales success with a significant portion of sales in each business coming through an existing relationship with the other group business. Group Benefits reported record quarterly sales of $248 million, more than twice those of first quarter 2011, while Group Retirement Solutions sales of $556 million were the second highest on record with 40 per cent growth over the same period in 2011.

Individual Insurance sales aligned with our strategy to reduce new business risk with a significantly lower proportion of sales with guaranteed long duration features as compared to the same period a year ago. As expected with this shift in mix, total annualized regular premium sales of $62 million were down 13 per cent from first quarter 2011 levels. Single premium sales increased 40 per cent from the first quarter of 2011 driven by record travel sales from continued expansion through our travel partners.

Individual Wealth Management funds under management8 were a record $67.3 billion as at March 31, 2012, up five per cent from March 31, 2011. First quarter 2012 sales were 13 per cent below the first quarter of 2011, dampened by the competitive environment and continued low interest rates.

•
Manulife Mutual Funds (MMF) assets under management increased by six per cent outpacing industry growth of one per cent year-over-year. On both a year-over-year and year-to-date basis, MMF ranked 2nd in the top 10 fund management companies reporting to IFIC for growth in assets under management. Overall mutual fund industry sales decreased marginally as compared to the first quarter of 2011, however sales through advisor-based channels declined significantly more than the industry average9. Consistent with the industry trend, MMF sales declined and retail gross deposits of $478 million were down 20 per cent from first quarter 2011 in the face of strong competition.  We continue to focus on expanding our product shelf with 11 MMF funds added to broker-dealers’ recommended lists in the first quarter and actively promoting our suite of funds, including our recently launched seven new fund mandates.

•
Manulife Bank reported record assets of almost $21 billion at March 31, 2012, an increase of 12 per cent over March 31, 2011, driven by strong growth in net lending assets from strong client retention and loan origination volumes. New loan volumes of $1.1 billion were marginally less than first quarter 2011 levels.

•
Consistent with our expectations, variable annuity (VA) sales in first quarter 2012 of $618 million were down 18 per cent from the same period last year and sales of fixed rate products also continued at lower levels, reflecting the continued low interest rate environment.

8      Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

9	Based on IFIC report of Mutual fund assets for top 30 Fund Companies in Canada as at March 31, 2012.

May 3, 2012 – Press Release Reporting First Quarter Results

U.S. Division

Jim Boyle, President, John Hancock Financial Services, reported, “We are very pleased with the results in a number of our businesses in the quarter.  We made good progress in our Retirement Plan Services sales results and we continue to expand our Mutual Fund product offerings at a number of large broker-dealers as a result of our focus on growing our higher return, fee based wealth management products and services.  In addition, life insurance sales increased slightly over first quarter 2011, driven by increased sales of products with reduced risk and higher return potential.”

Wealth management ended the first quarter with record levels of funds under management of US$196.7 billion, an increase of two per cent over March 31, 2011. First quarter sales of wealth products declined 12 per cent to US$4.8 billion compared to the first quarter of 2011 while increasing eight per cent compared to fourth quarter 2011.

•
John Hancock Retirement Plan Services (“JH RPS”) achieved record funds under management as of March 31, 2012 of US$68.7 billion, an increase of four per cent over March 31, 2011, driven by favourable investment returns and positive net sales.  Sales of US$1.3 billion in the first quarter increased 12 per cent compared to the first quarter of 2011.  Increases in the average size per case, the number of cases sold, and the average recurring deposit per participant all contributed to the increase in sales compared to the first quarter of 2011.

•
John Hancock Mutual Funds (“JH Funds”) also achieved record funds under management as of March 31, 2012 of US$38.2 billion, a seven per cent increase from March 31, 2011, due primarily to positive net sales. First quarter sales decreased 10 per cent to US$3.1 billion compared to first quarter of 2011 while increasing 29 per cent compared to fourth quarter 2011.  Sales in the first quarter were impacted by low retail investor confidence at the start of the quarter.  JH Funds was successful in expanding its product offering with approvals at a number of large broker-dealers.  JH Funds experienced positive net sales10 of US$0.9 billion in the non-proprietary market segment, while the overall industry incurred net redemptions year-to-date through March 31, 2012.  As of March 31, 2012, JH Funds offered 19 Four- or Five-Star Morningstar11 rated mutual funds.

•
The John Hancock Lifestyle and Target Date portfolios offered through our mutual fund, 401(k), variable annuity and variable life products had assets under management of US$77.2 billion as of March 31, 2012, a three per cent increase over the first quarter of 2011. Lifestyle and Target Date portfolios offered through our 401(k) products continued to be the most attractive offerings, with US$2.4 billion or 67 per cent of premiums and deposits12 in the first quarter of 2012, an increase of 32 per cent over the first quarter of 2011.  As of March 31, 2012, John Hancock was the third largest manager of assets for Lifestyle and Target Date funds offered through retail mutual funds and variable insurance products13.

•	John Hancock Annuities (“JH Annuities”) sales declined consistent with expectations reflecting the continued low interest rate environment and the actions taken to de-risk products.

10
Source: Strategic Insight SIMFUND. Net sales (net new flows) is calculated using retail long-term open end mutual funds for managers in the non proprietary channel. Figures exclude money market and 529 share classes.

11
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

12             Premiums and deposits is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

13	Source: Strategic Insight. Includes Lifestyle and Lifecycle (Target Date) mutual fund assets and fund-of-funds variable insurance product assets (variable annuity and variable life).

May 3, 2012 – Press Release Reporting First Quarter Results

Insurance sales in the U.S. for the first quarter of 2012 declined three per cent compared to the first quarter of 2011 but with a more favourable mix of business.  New products with favourable risk characteristics are contributing positively to the results while the businesses continued to execute on strategies to reduce risk and raise margins including price increases.

•
Sales of John Hancock Life (“JH Life”) products excluding the universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products were up 28 per cent over first quarter 2011.  Newly launched products continue to contribute to the sales success, including the indexed Universal Life product, launched in the fourth quarter of 2011 and an improved offering of the business’ top selling Universal Life product in the first quarter of 2012.  The business continues to show market leadership with further price increases introduced on universal life products with lifetime no-lapse guarantees in the first quarter of 2012, reflecting the current interest rate environment.

•
John Hancock Long-Term Care (“JH LTC”) sales of US$20 million in the first quarter declined 23 per cent compared to the first quarter of 2011.  Excluding the Federal plan sales, JH LTC sales declined by 53 per cent compared to the first quarter of 2011, reflecting the impact of new business price increases implemented in 2011. In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 32 states.

MANULIFE ASSET MANAGEMENT

Assets managed by Manulife Asset Management grew by $6.1 billion to $186.6 billion and including assets managed for Manulife’s general account increased by $9.3 billion to $219.8 billion as at March 31, 2012 compared to March 31, 2011.

At March 31, 2012, Manulife Asset Management had seven Five-Star and 61 Four-Star Morningstar14 rated funds for a total of 68 Four- and Five-Star Funds. This represents an increase of ten from December 31, 2011.

CORPORATE ITEMS

In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders’ dividend of $0.13 per share on the common shares of the Company, payable on and after June 19, 2012 to shareholders of record at the close of business on May 15, 2012.

The Board of Directors also decided that, in respect of the Company’s June 19, 2012 common share dividend payment date, the Company will issue common shares in connection with the reinvestment of dividends and optional cash purchases pursuant to the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan.

14
For each fund with at least a 3-year history, Morningstar calculates a Morningstar Rating based on a Morningstar Risk-Adjusted Return that accounts for variation in a fund’s monthly performance (including effects of sales charges, loads and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category, the next 22.5%, 35%, 22.5% and bottom 10% receive 5, 4, 3, 2 or 1 star, respectively. The Overall Morningstar Rating for a fund is derived from a weighted average of the performance associated with its 3-, 5- and 10 year (if applicable) Morningstar Rating metrics. Past performance is no guarantee of future results. The overall rating includes the effects of sales charges, loads and redemption fees, while the load-waived does not. Load-waived rating for Class A shares should only be considered by investors who are not subject to a front-end sales charge.

May 3, 2012 – Press Release Reporting First Quarter Results

AWARDS & RECOGNITION

Eight funds managed by Manulife Asset Management won Lipper Awards. The Manulife European Equity Fund and the International Bond Fund topped the Hong Kong Mandatory Provident Fund category.  The Manulife Structured Bond Class Advisor Series and the Manulife International Dividend Income Fund Advisor Series were recognized in Canada. In the U.S., John Hancock Funds won four awards, including a Group Award Trophy in the Mixed Assets, Large Company category.  Honoured funds were the John Hancock Lifecycle 2010, the John Hancock Lifecycle 2015 Portfolios, R5 shares, and the John Hancock Active Bond Fund, NAV.

In Hong Kong, Manulife captured its sixth consecutive Sing Tao Excellent Services Brand Award, winning in the MPF Services Provider category for the third year running. The awards recognize organizations’ commitment to customer service.

In Vietnam, Manulife received the 2011 Golden Dragon Award for “Best Life Insurance Service” by the Vietnam Economic Times, the country’s leading business magazine. The award recognizes foreign-invested companies that have achieved outstanding business performance and made significant contributions to the development of the Vietnam economy.

Manulife’s enterprise risk management was assigned a Strong score by Standard & Poor’s Ratings Services.  Their report commented on the success of Manulife’s efforts to reduce its risk profile, our strong risk management culture and notable strength in credit and insurance risk management as well as risk models.

Notes:

Manulife Financial Corporation will host a First Quarter Earnings Results Conference Call at 2:00 p.m. ET on May 3, 2012.  For local and international locations, please call 416-340-2216 and toll free in North America please call 1-866-898-9626.  Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator.  A playback of this call will be available by 6:00 p.m. EDT on May 3, 2012 until May 17, 2012 by calling 905-694-9451 or 1-800-408-3053 (passcode: 6718073#).

The conference call will also be webcast through Manulife Financial’s website at 2:00 p.m. EDT on May 3, 2012. You may access the webcast at: www.manulife.com/quarterlyreports.  An archived version of the webcast will be available at 4:30 p.m. EDT on the website at the same URL as above.

The First Quarter 2012 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports. The document may be downloaded before the webcast begins.

Media inquiries: Laurie Lupton (416) 852-7792 laurie_lupton@manulife.com Michael May (519) 503-9905 michael_may@manulife.com	Investor Relations: Anthony G. Ostler (416) 926-5471 anthony_ostler@manulife.com

May 3, 2012 – Press Release Reporting First Quarter Results

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of May 3, 2012. This MD&A should be read in conjunction with the MD&A and audited consolidated financial statements contained in our 2011 Annual Report.

For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our most recent Annual Information Form, “Risk Management” and “Critical Accounting and Actuarial Policies” in the MD&A in our 2011 Annual Report and the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports.

Contents
A OVERVIEW	D RISK MANAGEMENT AND RISK FACTORS UPDATE
1 General macro-economic risk factors
B FINANCIAL HIGHLIGHTS	2 Regulatory capital, actuarial and accounting risks
1 Net income attributed to shareholders	3 Additional risks – Entities within the MFC Group are interconnected which may make separation difficult
2 U.S. GAAP results	4 Variable annuity and segregated fund guarantees
3 Sales, premiums and deposits	5 Publicly traded equity performance risk
4 Funds under management	6 Interest rate and spread risk
5 Capital
E ACCOUNTING MATTERS AND CONTROLS
C PERFORMANCE BY DIVISION	1 Critical accounting and actuarial policies
1 Asia	2 Sensitivity of policy liabilities to changes in assumptions
2 Canada	3 Future accounting and reporting changes
3 U.S.
4 Corporate and Other	F OTHER
1 Performance and non-GAAP measures
2 Caution regarding forward-looking statements

A         OVERVIEW

Earnings in the quarter were $1.2 billion:

•	The direct impact of equity markets and interest rates, gains on our variable annuity hedge block and strong investment performance contributed $541 million to earnings in the quarter.

•	New business strain was $52 million, an improvement of $83 million from the fourth quarter of 2011.

•
Poor policyholder experience, primarily due to higher claims in JH Life, JH Long-Term Care and unfavourable disability and life insurance experience in Canada reduced earnings by $66 million.  The higher life insurance claims in JH Life and Canada are attributable to normal volatility of claims and in Long-Term Care include the impact of normal seasonality.  It is too early to tell if the increased group disability claims represent a trend.

•	We reported gains of $180 million related to changes to in-force product features in Canada and the enactment of new tax rates in Japan.

May 3, 2012 – Press Release Reporting First Quarter Results

Minimum Continuing Capital and Surplus Requirements (“MCCSR”) capital ratio for The Manufacturers Life Insurance Company (“MLI”) closed the quarter at 225 per cent.

•
The ratio increased nine points compared to December 31, 2011, of which six points related to the $750 million of capital raised in the first quarter.  If the Company elects to redeem, subject to regulatory approval, up to $1 billion of capital units issued by Manulife Financial Capital Trust that currently qualify as regulatory capital, we would expect a decline in the MCCSR ratio.

Top line growth:

•
Insurance sales were $823 million for first quarter 2012, an increase of 35 per cent over the first quarter of 2011.  Asia Division set a new quarterly insurance sales record and achieved growth in all regions.

•	Wealth sales were $8.7 billion for first quarter 2012, a decrease of eight per cent from the first quarter of 2011. The decline was driven by lower mutual funds sales in both the U.S. and Canada.

Other items of note:

•
Based on interest rates at March 31, 2012, our expectation is that the update to the fixed income ultimate reinvestment rates (“URRs”) in the second quarter 2012 could result in a charge that we estimate could be in the range of up to $700 million to $800 million. This amount is an estimate only and the actual amount will be based on information available at the time the review is completed.

•
The Canadian Institute of Actuaries (CIA) published new equity calibration parameters in February for guaranteed variable annuity and segregated funds which are expected to be adopted by the Actuarial Standards Board and required for valuation of policyholder liabilities on or after October 15, 2012.  The new equity calibration standards will apply to both the determination of actuarial liabilities and required capital. Our current estimate, based on equity markets and interest rates at March 31, 2012, is that the resultant charge to earnings could be approximately $250 million to $300 million. The corresponding reduction in available capital would reduce MLI’s MCCSR ratio by approximately two points. A further approximate four point reduction would be incorporated in the required capital formula for variable annuities and be recognized over time. These amounts are estimates only and will be updated for future market and interest rate levels.  If adopted by the Actuarial Standards Board, we would reflect this change as part of the annual review of actuarial methods and assumptions in the third quarter of this year.

•
As part of the 2012 annual review of actuarial assumptions and methods, we are conducting our triennial in-depth review of policyholder lapse and withdrawal benefit utilization behaviour related to our U.S. variable annuity business.  While the study is in preliminary stages, initial findings indicate that the impact of the financial crisis on policyholder behaviour has had a sustained impact that could result in lower assumed lapses and higher withdrawal benefit utilization that would lead to an increase in our policy liabilities and a charge to earnings.  No estimate of the potential impact is available at this time.  In addition, there may be other factors, both positive and negative that could impact the annual review of actuarial assumptions and methods.

•
In 2010, JH LTC filed with 50 state regulators for premium rate increases averaging approximately 40 per cent on the majority of our in-force retail and group business. To date, approvals of in-force price increases on retail business have been received from 32 states.

May 3, 2012 – Press Release Reporting First Quarter Results

B         FINANCIAL HIGHLIGHTS

C$ millions unless otherwise stated, unaudited	Quarterly Results
	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to shareholders	$1,206	$(69)	$985
Net income (loss) available to common shareholders	$1,182	$(90)	$965
Net income (loss) excluding the direct impact of equity markets and interest rates(1)	$1,131	$(222)	$874
Earnings (loss) per common share (C$)
Basic	$0.66	$(0.05)	$0.54
Diluted, excluding convertible instruments(1)	$0.66	$(0.05)	$0.54
Diluted	$0.62	$(0.05)	$0.53
Return on common shareholders’ equity(1) (annualized)	21.0%	(1.6)%	17.4%
U.S. GAAP net income(1) (loss)	$(359)	$342	$155
Sales(1) Insurance products	$823	$640	$598
Wealth products	$8,724	$8,141	$9,355
Premiums and deposits(1) Insurance products	$5,687	$5,749	$5,597
Wealth products	$11,453	$10,168	$12,065
Funds under management(1) (C$ billions)	$512	$500	$478
Capital(1) (C$ billions)	$30.4	$29.0	$28.6
MLI’s MCCSR ratio	225%	216%	243%

(1)	This item is a non-GAAP measure. For a discussion of our use of non-GAAP measures, see “Performance and Non-GAAP Measures” below.

B1       Net income attributed to shareholders

In the first quarter of 2012, we reported net income attributed to shareholders of $1.2 billion and net income excluding the direct impact of equity markets and interest rates of $1.1 billion.

•	The direct impact from the improvement in equity markets was largely offset by movements in interest spreads resulting in a net gain of $75 million.

•
The impact of markets on our variable annuity guarantee liabilities not dynamically hedged, public equity positions supporting our policy liabilities and fee income on asset based fee products, net of the impact of our macro equity hedges was $547 million.

•
The impact of interest rate movements totaled $472 million and included a charge of $425 million largely from changes to fixed income reinvestment rates assumed in the valuation of policy liabilities and a $47 million charge in the Corporate and Other segment from the sale of bonds classified as Available-for-Sale (“AFS”) and from derivative positions.

•
We reported a net gain of $223 million on our dynamically hedged variable annuity business. While the hedge program operated as designed, we experienced gains largely related to the fund managers out-performing the index, gains on funds that are not hedged and a reduction in the provision for adverse deviation.

•
We reported investment related gains of $243 million including $161 million of gains from real estate appraisals, non fixed income origination gains, fixed income trading activities and actions taken to reduce interest rate sensitivity.  Net credit experience continues to be favourable.  We also reported $82 million of gains related to lower risk margins required in the valuation of policy liabilities as a result of the improved match between the asset and liability cash flows.

•	We reported a gain of $122 million as a result of variable annuity product changes and $58 million related to changes to tax rates in Japan.

May 3, 2012 – Press Release Reporting First Quarter Results

•
The $66 million charge for policyholder experience was primarily due to higher claims in JH Life, JH Long-Term Care and unfavourable disability and life insurance experience in Canada.  The higher life insurance claims in JH Life and Canada are attributable to normal volatility of claims and in Long-Term Care include the impact of normal seasonality.  It is too early to tell if the increased group disability claims represent a trend.

In the first quarter of 2011, we reported net income attributed to shareholders of $985 million which included $111 million of gains related to the direct impact of equity markets and interest rates.  Other notable items included:

•	Gains of $254 million on activities to reduce interest rate exposures.

•	Gains of $256 million primarily from fair value increases on oil and gas and real estate investments as well as from fixed income trading activities and favourable credit experience.

•	A net claims charge of $151 million related to the earthquake in Japan and a charge of $70 million for changes in actuarial methods and assumptions.

May 3, 2012 – Press Release Reporting First Quarter Results

Notable items are outlined in the table below:

C$ millions, unaudited
For the quarter	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to shareholders	$1,206	$(69)	$985
Less the direct impact of equity markets and interest rates(1):
Income on variable annuity guarantee liabilities not dynamically hedged	982	234	102
Income on general fund equity investments supporting policy liabilities and on fee income	121	56	30
Losses on macro equity hedges relative to expected costs(2)	(556)	(250)	(138)
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(425)	122	192
Losses on sale of AFS bonds	(47)	(9)	(75)
Direct impact of equity markets and interest rates(1)	$75	$153	$111
Net income (loss) excluding the direct impact of equity markets and interest rates(3)	$1,131	$(222)	$874
Other notable items:
Income (charges) on variable annuity guarantee liabilities that are dynamically hedged(4)	223	(193)	(8)
Investment gains related to fixed income trading, market value increases in excess of expected non-fixed income investment returns, asset mix changes and credit experience	161	279	256
Favourable impact on policy liabilities resulting from actions to reduce interest rate exposures	82	-	254
Favourable impact on policy liabilities of variable annuity product changes	122	-	-
Favourable impact of the enactment of tax rate changes in Japan	58	-	-
Change in actuarial methods and assumptions	12	2	(70)
Unfavourable policyholder experience	(66)	-	-
Goodwill impairment charge	-	(665)	-
Net impact of P&C reinsurance claims related to the earthquake in Japan	-	-	(151)

(1)
The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.

(2)
The first quarter 2012 net charge from macro equity hedges was $663 million and consisted of a $107 million charge related to the estimated expected cost of the macro equity hedges relative to our long-term valuation assumptions and a charge of $556 million because actual markets outperformed our valuation assumptions.  The estimated expected cost is not included as a notable item because it has not materially changed over the previous four quarters.

(3)	Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.
(4)
Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products.  See the Risk Management section of our 2011 Annual MD&A.

May 3, 2012 – Press Release Reporting First Quarter Results

B2       U.S. GAAP results

Net loss in accordance with U.S. GAAP15 for the first quarter of 2012 was $359 million or $1.6 billion lower than our results under the Canadian version of IFRS (C-IFRS)16.  The primary driver of this quarter’s lower U.S. GAAP earnings compared to C-IFRS earnings relates to variable annuity accounting differences.  Not all variable annuity guarantees are marked to market under U.S. GAAP. Because our hedging strategies for equity risk (dynamic and macro) are more closely aligned with the exposure as measured by C-IFRS, we are over hedged on a U.S. GAAP accounting basis.  Therefore on a U.S. GAAP basis, in rising equity markets the Company will likely incur losses on its variable annuity book and conversely in declining equity markets will likely report gains.

A reconciliation of the major differences in net income (loss) attributed to shareholders for the first quarter is as follows:

C$ millions, unaudited	Quarterly results
For the quarter ended March 31,	2012	2011(3)
Net income attributed to shareholders in accordance with IFRS	$1,206	$985
Non-controlling interest and participating policyholders’ income under IFRS	24	4
Net income in accordance with IFRS	$1,230	$989
Key earnings differences:
For variable annuity guarantee liabilities	$(1,397)	$(126)
Related to the impact of mark-to-market accounting and investing activities on investment income and policy liabilities under IFRS(1) compared to net realized gains on investments supporting policy liabilities and derivatives in the surplus segment under U.S. GAAP(2)	(204)	(710)
New business differences including acquisition costs	(160)	(144)
Changes in actuarial methods and assumptions	(21)	57
Other differences(2)	193	89
Total earnings differences	$(1,589)	$(834)
Net income (loss) in accordance with U.S. GAAP	$(359)	$155
(1)
Until the new IFRS standard for insurance contracts is effective, the requirements under prior Canadian GAAP for the valuation of insurance liabilities (CALM) will be maintained.  Under CALM, the measurement of insurance liabilities is based on projected liability cash flows, together with estimated future premiums and net investment income generated from assets held to support those liabilities.

(2)	Certain comparative amounts have been reclassified to conform to the current quarter‘s presentation.
(3)
Restated as a result of adopting Accounting Standards Update No. 2010-26, “Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” (“ASU 2010-26”) effective January 1, 2012 but requiring application to 2011.  The impact for first quarter 2011 was a net reduction in earnings of $49 million, all of which is included in “New business differences including acquisition costs.”  The lower income reflects higher non-deferrable expenses, partially offset by a reduction  in the amortization on a lower deferred acquisition costs (“DAC”) balance.

15	Net income (loss) in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

16
The Canadian version of IFRS uses IFRS as issued by the International Accounting Standards Board. However because IFRS does not have an insurance contract measurement standard, we continue to use the Canadian Asset Liability method (CALM).

May 3, 2012 – Press Release Reporting First Quarter Results

The primary earnings differences in accounting bases relate to:

Accounting for variable annuity guarantee liabilities –
•
IFRS follows a predominantly mark-to-market accounting approach to measure variable annuity guarantee liabilities, whereas U.S. GAAP only uses mark-to-market accounting for certain benefit guarantees and reflects the Company’s own credit standing in the measurement of the liability.  As noted above, because our hedging strategies for equity risk are more closely aligned with C-IFRS, we are over hedged on a U.S. GAAP accounting basis.  In the first quarter of 2012, we reported a net loss in accordance with U.S. GAAP of $192 million (2011 – $32 million loss) in our total variable annuity businesses and a loss of $556 million on macro hedges.  On an IFRS basis, we reported a net gain of $1,205 million (2011 – $94 million) in our total variable annuity businesses and a loss of $556 million on macro hedges.

Investment income and policy liabilities –
•
Under IFRS, accumulated unrealized gains and losses arising from investments and derivatives supporting policy liabilities are largely offset in the valuation of the policy liabilities. The first quarter 2012 IFRS impacts on insurance liabilities of fixed income reinvestment assumptions, general fund equity investments, activities to reduce interest rate exposures and certain market and trading activities of $61 million loss (2011 – $732 million gain) compared to U.S. GAAP net realized losses of $265 million on investments supporting policy liabilities and derivatives in the surplus segment not in a hedge accounting relationship (2011 – gain of $22 million).

Differences in the treatment of acquisition costs and other new business items –
•
Acquisition costs that are related to and vary with the production of new business are explicitly deferred and amortized under U.S. GAAP but are recognized as an implicit reduction in insurance liabilities along with other new business gains and losses under IFRS.

•
The Company’s adoption of new U.S. GAAP DAC accounting rules (ASU 2010-26) effective January 1, 2012 was applied retrospectively.  The new guidance specifies that only costs related directly to the successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred.  Under the new guidance, advertising costs may only be included in DAC if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, “Other Assets and Deferred Costs – Capitalized Advertising Costs”, are met.  As a result, certain direct marketing, sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.  The retrospective adoption of this guidance resulted in a reduction of the DAC asset of $1.8 billion as at January 1, 2011 and a cumulative adjustment to the 2011 opening balance of total equity of $1.2 billion, on an after-tax basis.  In addition, first quarter 2011 earnings were reduced by $49 million reflecting higher non-deferrable expenses partly offset by reduced amortization as a result of the lower DAC asset balance.

Changes in actuarial methods and assumptions –
•
The gains recognized under IFRS from the review of actuarial methods and assumptions of $12 million in the first quarter of 2012 (2011 – charge of $70 million), compared to charges of $9 million (2011 – $13 million) on a U.S. GAAP basis.

Total equity in accordance with U.S. GAAP17 as at March 31, 2012 was approximately $12 billion higher than under IFRS.  Of this difference, approximately $7 billion is attributable to the higher cumulative net income in accordance with U.S. GAAP.  The remaining difference is primarily attributable to the treatment of unrealized gains on fixed income investments and derivatives in a cash flow hedging relationship.  These are reported in equity under U.S. GAAP, but where the investments and derivatives are supporting policy liabilities, these accumulated unrealized gains are largely offset in the valuation of the policy liabilities under IFRS.  The fixed

17	Total equity in accordance with U.S. GAAP is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 3, 2012 – Press Release Reporting First Quarter Results

income investments and derivatives have significant unrealized gains as a result of the current low levels of interest rates.  The majority of the difference in equity between the two accounting bases as at March 31, 2012 arises from our U.S. businesses.

A reconciliation of the major differences in total equity is as follows:

C$ millions, unaudited As at March 31,	2012	2011(1)
Total equity in accordance with IFRS	$25,824	$25,112
Differences in shareholders’ retained earnings and participating policyholders’ equity	7,247	4,546
Difference in Accumulated Other Comprehensive Income attributable to: (i) Available-for-sale securities and others;	3,875	1,427
(ii) Cash flow hedges; and	2,226	261
(iii) Translation of net foreign operations	(1,277)	(1,432)
Differences in share capital, contributed surplus and non-controlling interest in subsidiaries	118	104
Total equity in accordance with U.S. GAAP	$38,013	$30,018
(1)	Equity has been restated to reflect the adoption of ASU No. 2010-26 on a retrospective basis.

B3         Total Company sales and total Company premiums and deposits18

Insurance sales results:

•	Insurance sales were $823 million for the first quarter of 2012, an increase of 35 per cent over the first quarter of 2011.

•	Asia Division set a new quarterly insurance sales record and achieved growth in all regions. In total, sales were 26 per cent higher than in the first quarter of 2011.

•
In Canada, insurance sales results reflect a record quarter for Group Benefits with sales more than twice those of the first quarter of 2011. Our individual insurance sales were aligned with our strategy – up from a year ago in products we want to grow and down for products with guaranteed long duration features.

•
In the U.S., our total insurance sales were slightly lower than first quarter 2011, but the mix was more favourable. JH Life sales excluding the universal life with lifetime no-lapse guarantees and guaranteed non-par whole life products were up 28 per cent over first quarter 2011.

Wealth sales results:

•
Wealth sales were $8.7 billion for the first quarter of 2012, a decrease of eight per cent from the first quarter of 2011.  The decline was driven by lower mutual funds sales in both the U.S. and Canada.

•
In Asia, wealth sales increased by seven per cent over the first quarter of 2011.  The growth was driven by the foreign currency fixed annuity product launched in Japan in 2011 and the single premium unit linked product in Indonesia.  In Hong Kong, sales were down from the first quarter of 2011 due to the non-recurrence of the short-term Chinese currency denominated endowment product sold through the bank channel in 2011 and the government’s deferral of the launch of Employee Choice where members can move their account balances to a provider of their choice.

•
In Canada, overall wealth sales decreased five per cent compared to the first quarter of 2011.  While Group Retirement Solutions’ sales increased by 40 per cent, competitive pressures dampened sales of mutual funds and variable annuities which declined by approximately 20 per cent from the first quarter of 2011. Manulife Bank sales were down marginally (two per cent) from the first quarter of 2011. The solid performance in loan origination, coupled with strong client retention, drove a 12 per cent increase in net lending assets year-over-year.

18	Growth (declines) in sales and premiums and deposits is stated on a constant currency basis. Constant currency basis is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 3, 2012 – Press Release Reporting First Quarter Results

•
U.S. sales accounted for over 50 per cent of the Company’s wealth sales in the first quarter of 2012.  In the U.S., overall wealth sales declined 12 per cent compared to the first quarter of 2011, while increasing eight per cent compared to the fourth quarter of 2011. Compared to the first quarter of 2011, sales in Retirement Plan Services increased 12 per cent, sales of mutual funds declined by ten per cent and sales of annuities (fixed and variable) declined by 54 per cent.

Premiums and deposits measures:

•
Total Company first quarter insurance premiums and deposits of $5.7 billion were in line with the first quarter of 2011 on a constant currency basis. Very strong growth across Asia was offset by lower premiums in Reinsurance following the sale of the Life Retrocession business and by modest declines in North America due to the actions taken over the last year to increase prices on longer term guaranteed products.

•
Total Company premiums and deposits for wealth businesses were $11.5 billion for the first quarter of 2011, a decline of six per cent on a constant currency basis compared to the same quarter in the prior year.  Growth was strong in Japan, ASEAN and the North American retirement savings businesses. However, mutual fund sales slowed in North America and annuity sales fell as a result of both the low interest rate environment and product actions.

B4         Funds under management19

Total funds under management as at March 31, 2012 were a record $512 billion, an increase of $12 billion from December 31, 2011 and an increase of $33 billion over March 31, 2011.  The 12 month increase over March 31, 2011 was driven by $21 billion of investment returns, $7 billion of net positive policyholder cash flows and $10 billion due to the weaker Canadian dollar. These increases were partially offset by $5 billion of expenses, commissions, taxes and other items.

B5         Capital20

MFC’s total capital as at March 31, 2012 was $30.4 billion, an increase of $1.4 billion from December 31, 2011 and an increase of $1.8 billion over March 31, 2011.  Contributions to the increase over March 31, 2011 included:  $0.5 billion of preferred shares issued, $1.1 billion of subordinated debt issued, $0.4 billion of earnings, partially offset by cash dividends of $0.7 billion and a $0.1 billion decrease in unrealized gains on AFS securities. In addition, capital increased $0.6 billion as a result of the weaker Canadian dollar.

As at March 31, 2012 MLI reported a MCCSR ratio of 225 per cent compared to 216 per cent at December 31, 2011 and 243 per cent at March 31, 2011.

The key drivers of the nine point increase from December 31, 2011 were:

•	We raised $750 million of capital that increased the ratio by six points.

•	Earnings, net of shareholders’ dividends, outpaced the growth in required capital, resulting in a three point improvement in the ratio.

•	The impact of IFRS adoption on MCCSR has been largely completed and is only expected to reduce MLI’s MCCSR ratio by a further one point throughout 2012.

The key drivers of the 18 point decrease from March 31, 2011 were largely the same as those outlined in our Annual Report for the full year 2011 plus the items discussed above for the first quarter of 2012.

19	Funds under management is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

20	Capital is a non-GAAP measure. See “Performance and Non-GAAP Measures” below.

May 3, 2012 – Press Release Reporting First Quarter Results

•
In 2011 approximately 30 points of the decline was the result of changes in accounting policies, clarifications of regulatory capital policies and the impact of lower interest rates on the amount of regulatory required capital.

•
In addition, during 2011 the sale of our Life Retrocession business and additional third party reinsurance added ten points to our ratio and offset the impact of declines in the ratio from growth in the business and dividends paid to MFC in excess of MLI’s net income.

The ratio should also be considered in context of the significantly reduced earnings sensitivity to changes in interest rates and equity markets.

C         PERFORMANCE BY DIVISION

C1         Asia Division

$ millions unless otherwise stated	Quarterly results
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$1,111	$285	$351
excluding the direct impact of equity markets and interest rates	292	244	275
Premiums and deposits	2,866	2,625	2,371
Funds under management (billions)	72.0	71.4	67.4
U.S. dollars
Net income
attributed to shareholders	$1,110	$279	$357
excluding the direct impact of equity markets and interest rates	292	239	280
Premiums and deposits	2,862	2,567	2,406
Funds under management (billions)	72.1	70.2	69.4

Asia Division recorded net income attributed to shareholders of US$1.1 billion for the first quarter of 2012 compared to net income of US$357 million for the first quarter of 2011. Excluding the direct impact of equity markets and interest rates net income increased by US$12 million relative to the first quarter of 2011. The increase includes US$4 million related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience losses of US$42 million. Also contributing to the increase was the impact of the reduction to Japan’s tax rates on our deferred tax liability, business growth and the impact of higher sales volumes.

Premiums and deposits21 for the first quarter of 2012 were US$2.9 billion, up 17 per cent from the first quarter of 2011.  Premiums and deposits for insurance products of US$1.5 billion were 23 per cent higher driven by in-force and sales growth with contributions from all of our insurance businesses.  Wealth management premiums and deposits of US$1.4 billion were 11 per cent higher.  The increase in wealth management premiums and deposits was slightly higher than the increase in sales discussed in section B3, as a result of the increase in deposits on in-force business.

Funds under management as at March 31, 2012 were US$72.1 billion, an increase of four per cent from US$69.4 billion at March 31, 2011 on a constant currency basis. Net policyholder cash inflows contributed US$4.5 billion of the increase.

21	All premium and deposit growth (declines) are stated on a constant currency basis.

May 3, 2012 – Press Release Reporting First Quarter Results

C2         Canadian Division

$ millions unless otherwise stated	Quarterly results(1)
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$317	$246	$509
excluding the direct impact of equity markets and interest rates	451	147	460
Premiums and deposits	4,726	4,393	4,857
Funds under management (billions)	125.6	122.1	117.0

(1)	The Company moved the reporting of its International Group Program business unit from U.S. Division to Canadian Division in 2012. Prior period results have been restated to reflect this change.

Canadian Division’s net income attributed to shareholders was $317 million for the first quarter of 2012 compared to net income of $509 million for the first quarter of 2011. First quarter earnings included net experience losses of $134 million (2011 – $49 million gain) related to the direct impact of equity markets and interest rates.

Excluding the direct impact of equity markets and interest rates, net income attributed to shareholders for the quarter was $451 million, down $9 million from the first quarter of 2011.  First quarter 2012 earnings included a gain of $122 million reflecting reserve releases in the quarter related to in-force variable annuity product changes. Relative to a year ago, earnings were negatively impacted by less favourable investment gains than the strong results of a year ago, unfavourable claims experience, and lower interest rates.

Premiums and deposits in the first quarter of 2012 were $4.7 billion, down three per cent from first quarter 2011 levels.  Increases in the quarter from strong sales and renewal premiums from growth in our group retirement business were more than offset by lower sales in our individual wealth management business. Premiums were also reduced by changes in reinsurance arrangements in our individual insurance lines.

Funds under management grew by seven per cent or $8.6 billion to a record $125.6 billion as at March 31, 2012 compared to March 31, 2011. The increase reflects business growth across the division, driven by Manulife Bank and the wealth management businesses. Net increases in the market value of assets also contributed to the rise in funds under management as the impact of lower interest rates outweighed the negative impact from equity market declines over the past 12 months.

May 3, 2012 – Press Release Reporting First Quarter Results

C3         U.S. Division

Effective this year we have combined U.S. Insurance and U.S. Wealth into one reporting segment.  This change was made to better align with the management structure of the division.

$ millions unless otherwise stated	Quarterly results(1)
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income
attributed to shareholders	$574	$505	$715
excluding the direct impact of equity markets and interest rates	589	237	515
Premiums and deposits(2)	9,089	8,210	9,517
Funds under management (billions)	286.3	279.6	261.5

U.S. dollars
Net income
attributed to shareholders	$574	$493	$726
excluding the direct impact of equity markets and interest rates	589	230	523
Premiums and deposits(2)	9,078	8,025	9,656
Funds under management (billions)	286.6	274.9	269.1
(1)	The Company moved the reporting of its International Group Program business unit to Canadian Division in 2012. Prior period results have been restated to reflect this change.
(2)	The Company moved its Privately Managed Accounts unit to Corporate and Other in 2012. Prior period results have been restated to reflect this change.

U.S. Division reported net income attributed to shareholders of US$574 million for the first quarter of 2012 compared to net income of US$726 million for the first quarter of 2011. Excluding the direct impact of equity markets and interest rates net income increased by US$66 million relative to the first quarter of 2011. This increase includes US$103 million of higher gains related to experience on variable annuity guarantee liabilities that are dynamically hedged and other investment experience gains and losses. Offsetting this increase were the impacts of unfavorable claims experience in JH Life and JH LTC,  and lower sales volumes in relation to fixed acquisition expenses.

Premiums and deposits for the first quarter of 2012 were US$9.1 billion, down six per cent from US$9.7 billion for the first quarter of 2011.  The decrease was driven by lower annuity sales as expected and lower mutual fund sales due to low retail investor confidence at the start of the quarter, partially offset by increased sales in the 401(k) business.

Funds under management as at March 31, 2012 were US$286.6 billion, up seven per cent from March 31, 2011.  The increase was due to the impact of lower interest rates on the market value of funds under management and positive investment returns.

May 3, 2012 – Press Release Reporting First Quarter Results

C4         Corporate and Other

$ millions unless otherwise stated	Quarterly results
Canadian dollars	1Q 2012	4Q 2011	1Q 2011
Net income (loss)
attributed to shareholders	$(796)	$(1,105)	$(590)
excluding the direct impact of equity markets and interest rates	(201)	(850)	(376)
Premiums and deposits	459	688	918
Funds under management (billions)	27.7	26.6	32.4

Corporate and Other reported a net loss attributed to shareholders of $796 million for the first quarter of 2012 compared to a net loss of $590 million for the first quarter of 2011.  Notable net charges included in the net loss attributed to shareholders in the first quarter of 2012 totaled $563 million:

•	$556 million of losses on macro equity hedges (excludes the expected cost),
•	$37 million of realized losses on AFS bonds/derivative positions and other items,
•	$18 million of tax gains resulting from changes in the Japan tax rate, and
•	$12 million gain related to changes in actuarial methods and assumptions.

Notable net charges included in the net loss attributed to shareholders in the first quarter of 2011 totaled $426 million:

•	$138 million of losses on macro equity hedges (excludes the expected cost),
•	$151 million of P&C reinsurance claims related to the Japan earthquake,
•	$70 million charge related to changes in actuarial methods and assumptions, and
•	$67 million of realized losses on AFS bonds/derivative positions and other investment items.

Excluding the above notable items, earnings declined by $69 million compared to the same period last year.  This decline reflects lower earnings on lower average net assets and higher expenses on the Company’s pension plans, combined with the sale of the Life Retrocession business in the third quarter of 2011.

Premiums and deposits for the first quarter of 2012 were $459 million, down 50 per cent from the first quarter of 2011 on a constant currency basis.  This decline reflects the impact of the sale of the Life Retrocession business and the variability of sales in institutional asset management mandates.

Funds under management as at March 31, 2012 include assets managed by Manulife Asset Management on behalf of institutional clients of $24.0 billion (March 31, 2011 – $23.9 billion) and $3.7 billion (March 31, 2011 – $8.5 billion) of the Company’s own funds.  Corporate and Other includes an adjustment of $6.8 billion (2011 – $0.2 billion) to gross up the derivative assets and liabilities in the Company’s own funds.  Excluding this adjustment, the Company’s own funds increased by $1.8 billion primarily reflecting the issuance of subordinated debt and preferred shares, net of capital redemptions, of $1.1 billion and higher bond values reflecting the impact of declining interest rates over the past 12 months.

May 3, 2012 – Press Release Reporting First Quarter Results

D         RISK MANAGEMENT AND RISK FACTORS UPDATE

This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2011 Annual Report.

D1         General macro-economic risk factors update

In our 2011 Annual Report we outlined potential impacts of macro-economic factors including the impact of a low interest environment.  Our disclosure outlined that we would expect to take a charge related to the fixed income URR in 2012 potentially greater than the $437 million charge reported in 2011.  We have updated this estimate, and based on rates at March 31, 2012 we currently estimate the amount could range from approximately $700 million up to $800 million.  Consistent with last year we expect to record the charge to update the URR in the second quarter.

D2         Regulatory capital, actuarial and accounting risks update

As outlined in our 2011 Annual Report, as a result of the recent financial crisis, financial authorities and regulators in many countries are reviewing their capital, actuarial and accounting requirements, and the changes may have a material adverse effect on the Company’s consolidated financial statements and regulatory capital, both at transition and subsequently.  We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write.  Subsequent updates to regulatory and professional standards are outlined below.

The Canadian Institute of Actuaries (CIA) published new equity calibration parameters in February 2012 for guaranteed variable annuity and segregated funds which are expected to be adopted by the Actuarial Standards Board and required for valuation of policyholder liabilities on or after October 15, 2012.  The new equity calibration standards will apply to both the determination of actuarial liabilities and required capital. Our current estimate, based on equity markets and interest rates at March 31, 2012, is that the resultant charge to earnings could be approximately $250 million to $300 million. The corresponding reduction in available capital would reduce MLI’s MCCSR ratio by approximately two points. A further approximate four point reduction would be incorporated in the required capital formula for variable annuities and be recognized over time. These amounts are estimates only and are dependent on future market and interest rate levels.  If adopted by the Actuarial Standards Board, we would reflect this change as part of the annual review of actuarial methods and assumptions in the third quarter of this year.

The CIA is also expecting to publish calibration criteria for fixed income funds which we believe will be effective in 2013 as well as guidance on the modeling of future realized volatility where a hedging program is in place. Once effective, the new calibration standards will apply both to the determination of actuarial liabilities and required capital and may result in a reduction in net income and MLI’s MCCSR ratio.  No estimate of the potential impact is available.

The Office of the Superintendent of Financial Institutions (“OSFI”) continues to consider updates to its regulatory guidance for non-operating insurance companies acting as holding companies, such as MFC, and to its methodology for evaluating stand-alone capital adequacy for Canadian operating life insurance companies, such as MLI.  OSFI has indicated that MCCSR and internal target capital ratio guidelines, which have not yet been determined, are expected to become applicable to MFC by 2016.  These rules could put MFC at a competitive disadvantage for a number of reasons, including:  foreign based competitors in Canada will not disclose on a comparable basis the financial strength of their groups; life companies owned by Canadian banks are not required to disclose composite financial strength metrics for the combined banking and insurance operations; and the guidelines do not apply to non-financial institution holding companies.

May 3, 2012 – Press Release Reporting First Quarter Results

OSFI recently published draft Guideline B-20 outlining expectations for prudent residential mortgage underwriting. These proposals stem from a desire of regulators to ensure that in the post financial crisis, economic environment of low interest rates and historically high consumer debt levels, federally regulated financial institutions are engaged in sound residential underwriting practices. The proposed guideline specifically focuses on the use of Home Equity Lines of Credit (HELOC’s) such as the ManulifeOne product sold by Manulife Bank. Key proposals include the establishment of a maximum loan-to-value ratio of 65 per cent and defining a set period, after which the outstanding HELOC balance would convert to a fixed term amortizing loan together with increased disclosure to improve transparency. We are currently assessing the potential impact of these proposals on our product offerings.

D3	Additional risks – Entities within the MFC Group are interconnected which may make separation difficult

There has been recent third party commentary about exploring ways of unlocking value of the U.S. Division through subsidiary reorganizations, partial spin-outs or outright sales.  MFC remains committed to the U.S. Division. In addition, linkages between MFC and its subsidiaries may make it difficult to dispose of or separate a subsidiary within the group by way of spin-off or similar transaction.  See the Company’s Annual Information Form – “Risk Factors – Additional risks – Entities within the MFC Group are interconnected which may make separation difficult”.  In addition to the possible negative consequences outlined in such disclosure, other negative consequences could include a requirement for significant capital injections, and increased net income and capital sensitivities of MFC and its remaining subsidiaries to market declines.

D4         Variable annuity and segregated fund guarantees

As at March 31, 2012, approximately 65 per cent of the value of our variable annuity and segregated fund guarantees was either dynamically hedged or reinsured, compared to 63 per cent at December 31, 2011. The business dynamically hedged at March 31, 2012 comprises 61 per cent of the variable annuity guarantee values, net of amounts reinsured.  During the quarter we added $0.5 billion of in-force guarantee value to our dynamic hedge program, in addition to the new business that was written.

The table below shows selected information regarding the Company’s variable annuity guarantees gross and net of reinsurance and the business dynamically hedged.

May 3, 2012 – Press Release Reporting First Quarter Results

Variable annuity and segregated fund guarantees

As at	March 31, 2012			December 31, 2011
C$ millions	Guarantee value	Fund value	Amount at risk(4)	Guarantee value	Fund value	Amount at risk(4)
Guaranteed minimum income benefit(1)	$7,188	$5,515	$1,683	$7,518	$5,358	$2,163
Guaranteed minimum withdrawal benefit	65,481	59,079	6,900	66,655	56,954	9,907
Guaranteed minimum accumulation benefit	22,039	22,917	1,790	23,509	23,030	2,813
Gross living benefits(2)	$94,708	$87,511	$10,373	$97,682	$85,342	$14,883
Gross death benefits(3)	14,479	11,891	2,403	15,202	11,614	3,232
Total gross of reinsurance and hedging	$109,187	$99,402	$12,776	$112,884	$96,956	$18,115
Living benefits reinsured	$6,211	$4,764	$1,454	$6,491	$4,622	$1,871
Death benefits reinsured	4,136	3,509	825	4,360	3,430	1,104
Total reinsured	$10,347	$8,273	$2,279	$10,851	$8,052	$2,975
Total, net of reinsurance	$98,840	$91,129	$10,497	$102,033	$88,904	$15,140
Living benefits dynamically hedged	$55,081	$52,661	$4,185	$55,522	$50,550	$6,346
Death benefits dynamically hedged	5,282	3,865	493	5,133	3,461	739
Total dynamically hedged	$60,363	$56,526	$4,678	$60,655	$54,011	$7,085
Living benefits retained	$33,416	$30,086	$4,734	$35,669	$30,170	$6,666
Death benefits retained	5,061	4,517	1,085	5,709	4,723	1,389
Total, net of reinsurance and dynamic hedging	$38,477	$34,603	$5,819	$41,378	$34,893	$8,055

(1)	Contracts with guaranteed long-term care benefits are included in this category.
(2)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote (3).
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value.  This amount is not currently payable.  For guaranteed minimum death benefit, the net amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the net amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the net amount at risk is floored at zero at the single contract level.

The policy liabilities established for these benefits were $5,993 million at March 31, 2012 (December 31, 2011 – $10,021 million) and includes the policy liabilities for both the hedged and the unhedged business. For unhedged business, policy liabilities were $2,199 million at March 31, 2012 (December 31, 2011 – $3,586 million).  The policy liabilities for the hedged block were $3,794 million at March 31, 2012 (December 31, 2011 – $6,435 million). Policy liabilities declined largely due to the increase in equity markets.

May 3, 2012 – Press Release Reporting First Quarter Results

Caution related to sensitivities

In this document, we have provided sensitivities and risk exposure measures for certain risks.  These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment returns and investment activity we assume in the future. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged.  Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.  For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below.  Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s MCCSR ratio will be as indicated.

D5         Publicly traded equity performance risk

As a result of the dynamic and macro hedges, as at March 31, 2012, we estimate that approximately 66 to 74 per cent of our underlying earnings sensitivity to a 10 per cent decline in equity markets would be offset by hedges. The lower end of the range assumes that the dynamic hedge assets would cover 80 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities and the upper end of the range assumes the dynamic hedge assets would completely offset the loss from the dynamically hedged variable annuity guarantee liabilities. The range at December 31, 2011 was 60 to 70 per cent. Our stated goal is to have approximately 60 per cent of the underlying earnings sensitivity to equity markets offset by hedges by the end of 2012 and 75 per cent by the end of 2014.

As outlined in our 2011 Annual Report, the macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees.  In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see MD&A in our 2011 Annual Report).

The tables below show the potential impact on net income attributed to shareholders resulting from an immediate 10, 20 and 30 per cent change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.  The potential impact is shown before and after taking into account the impact of the change in markets on the hedge assets.  The potential impact is shown assuming that the change in value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities and also is shown assuming the change in value is not completely offset.

While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on shareholders’ net income. We report the impact based on the assumption that for a 10, 20 and 30 per cent decrease in the market value of equities, the profit from the hedge assets offsets 80, 75 and 70 per cent, respectively, of the loss arising from the change in the policy liabilities associated with the guarantees dynamically hedged. For a 10, 20 and 30 per cent market increase in the market value of equities the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.  It is also important to note that these estimates are illustrative, and that the hedge program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

May 3, 2012 – Press Release Reporting First Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes to public equity returns(1)

As at March 31, 2012
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(5,410)	$(3,340)	$(1,510)	$1,180	$2,080	$2,780
Asset based fees	(270)	(180)	(90)	90	180	280
General fund equity investments(3)	(300)	(200)	(100)	100	190	280
Total underlying sensitivity	$(5,980)	$(3,720)	$(1,700)	$1,370	$2,450	$3,340
Impact of hedge assets
Impact of macro hedge assets	$1,590	$1,060	$530	$(530)	$(1,060)	$(1,590)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	2,790	1,700	740	(520)	(880)	(1,140)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,380	$2,760	$1,270	$(1,050)	$(1,940)	$(2,730)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(1,600)	$(960)	$(430)	$320	$510	$610
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(840)	(430)	(150)	(100)	(210)	(340)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(2,440)	$(1,390)	$(580)	$220	$300	$270
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	73%	74%	74%	77%	79%	82%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	59%	63%	66%	84%	88%	92%

(1)	See “Caution Related to Sensitivities” above.

(2)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

May 3, 2012 – Press Release Reporting First Quarter Results

As at December 31, 2011
C$ millions	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity of net income attributed to shareholders(2)
Variable annuity guarantees	$(6,080)	$(3,830)	$(1,780)	$1,490	$2,720	$3,690
Asset based fees	(260)	(180)	(80)	90	180	260
General fund equity investments(3)	(300)	(200)	(110)	100	200	300
Total underlying sensitivity	$(6,640)	$(4,210)	$(1,970)	$1,680	$3,100	$4,250
Impact of hedge assets
Impact of macro hedge assets	$1,420	$950	$470	$(470)	$(950)	$(1,420)
Impact of dynamic hedge assets assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	3,170	1,980	900	(710)	(1,240)	(1,610)
Total impact of hedge assets assuming the change in value of the dynamic hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$4,590	$2,930	$1,370	$(1,180)	$(2,190)	$(3,030)
Net impact assuming the change in the value of the hedge assets completely offsets the change in the dynamically hedged variable annuity guarantee liabilities	$(2,050)	$(1,280)	$(600)	$500	$910	$1,220
Impact of assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	(950)	(500)	(180)	(140)	(300)	(480)
Net impact assuming the change in value of the dynamic hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities(4)	$(3,000)	$(1,780)	$(780)	$360	$610	$740
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedges if dynamic hedge assets completely offset the change in the dynamically hedged variable annuity guarantee liability	69%	70%	70%	70%	71%	71%
Percentage of underlying earnings sensitivity to movements in equity markets that is offset by hedge assets if dynamic hedges do not completely offset the change in the dynamically hedged variable annuity guarantee liability(4)	55%	58%	60%	79%	80%	83%

(1)	See “Caution Related to Sensitivities” above.

(2)
Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts existing at September 30, 2010, but before the offset of hedge assets or other risk mitigants.

(3)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(4)
For a 10, 20 and 30 per cent market decrease, the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase, the loss on the dynamic hedges is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity policy liabilities, respectively. For presentation purposes, numbers are rounded.

May 3, 2012 – Press Release Reporting First Quarter Results

 Potential impact on MLI’s MCCSR ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2)

	Impact on MLI MCCSR
percentage points	-30%	-20%	-10%	+10%	+20%	+30%
March 31, 2012	(20)	(12)	(5)	5	9	15
December 31, 2011	(27)	(15)	(7)	2	3	4

(1)	See ”Caution related to sensitivities” above.
(2)
For a 10, 20 and 30 per cent market decrease the gain on the dynamic hedge assets is assumed to be 80, 75 and 70 per cent of the loss from the dynamically hedged variable annuity guarantee liabilities, respectively. For a 10, 20 and 30 per cent market increase the loss on the dynamic hedge assets is assumed to be 120, 125 and 130 per cent of the gain from the dynamically hedged variable annuity guarantee liabilities, respectively.

The following table shows the notional value of shorted equity futures contracts utilized for our variable annuity guarantee dynamic hedging and our macro equity risk hedging strategies.

As at
C$ millions	March 31, 2012	December 31, 2011
For variable annuity guarantee dynamic hedging strategy	$ 8,600	$ 10,600
For macro equity risk hedging strategy	6,200	5,600
Total	$ 14,800	$ 16,200

The increase in equity markets during the quarter permitted the Company to add $225 million and $300 million of in-force business into the Canadian and U.S. variable annuity dynamic hedging programs, respectively.  Even with this additional business, equity future notional values decreased over the quarter, reflecting the rebalancing of hedges resulting from the increase in equity markets. The notional value of the shorted equity futures related to the macro equity risk hedging strategy increased from December 31, 2011 due to the general rise in equity markets in the quarter.

D6         Interest rate and spread risk

As at March 31, 2012, the sensitivity of our net income attributed to shareholders to a 100 basis point parallel decline in interest rates was $900 million, which was ahead of our 2014 year end goal. The decrease in sensitivity from December 31, 2011 was attributable to changes in investment markets as well as the continuing actions by the Company to reduce reinvestment risk in the fixed income portfolio.

The 100 basis point parallel decline includes a change of one per cent in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. Any impact of a change in the actuarial booking scenario, should interest rates and spreads decline in parallel and by the amounts indicated, is incorporated into the earnings sensitivities.  For this reason, the impact of changes less than the amounts indicated are unlikely to be linear relative to this estimate. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.  The impact does not allow for any potential changes to the URR assumptions or other potential impacts of lower interest rate levels.

May 3, 2012 – Press Release Reporting First Quarter Results

Potential impact on annual net income attributed to shareholders and MLI’s MCCSR ratio of an immediate one per cent parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)

As at	March 31, 2012				December 31, 2011
	-100	bp	+100	bp	-100	bp	+100	bp
Net Income attributed to shareholders (C$ millions)
Before impact of change in market value of AFS fixed income assets held in the surplus segment	$(900)		$500		$(1,000)		$700
Including 100% of the change in market value of AFS fixed income assets held in the surplus segment	$(100)		$-		$(200)		$-
MLI’s MCCSR (percentage points)
Before impact of change in market value of AFS fixed income assets held in the surplus segment	(17)		20		(18)		13
Including 100% of the change in market value of AFS fixed income assets held in the surplus segment	(12)		15		(13)		8

(1)	See “Caution related to sensitivities” above.
(2)	The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in interest rates.
(3)
The amount of gain or loss that can be realized on AFS fixed income assets held in the surplus segment will depend on the aggregate amount of unrealized gain or loss.  The table above only reflects the impact of the change in the unrealized position, as the total unrealized position will depend upon the unrealized position at the beginning of the period.

(4)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

The following table shows the potential impact on net income attributed to shareholders resulting from a change in credit spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on annual net income attributed to shareholders arising from changes to corporate spreads and swap spreads(1),(2),(3)

C$ millions, As at	March 31, 2012	December 31, 2011
Corporate spreads(4)
Increase 50 basis points	$ 400	$ 500
Decrease 50 basis points	(800)	(900)
Swap spreads
Increase 20 basis points	$ (600)	$ (600)
Decrease 20 basis points	600	600

(1)	See “Caution related to sensitivities” above. Actual results may differ materially from these estimates.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the surplus segment and excludes the impact arising from changes in off-balance sheet bond fund value arising from changes in credit spreads. The sensitivities assume that the participating policy funds are self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate spreads.

(3)
Sensitivities are based on projected asset and liability cash flows at the beginning of the quarter adjusted for the estimated impact of new business, investment markets and asset trading during the quarter.  Any true-up to these estimates, as a result of the final asset and liability cash flows to be used in the next quarter’s projection, are reflected in the next quarter’s sensitivities.

(4)
Corporate spreads are assumed to grade to the expected long-term average over five years.  Sensitivities to a 50 basis point change in corporate spreads were estimated except for the 50 basis point drop in those spreads as at March 31, 2012.

May 3, 2012 – Press Release Reporting First Quarter Results

E         ACCOUNTING MATTERS AND CONTROLS

E1         Critical accounting and actuarial policies

Our significant accounting policies under IFRS are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2011.  The critical accounting policies and the estimation processes related to the determination of insurance contract liabilities, fair values of financial instruments, the application of derivative and hedge accounting, the determination of pension and other post-employment benefit obligations and expenses, and accounting for income taxes and uncertain tax positions are described on pages 65 to 73 of our 2011 Annual Report.

E2         Sensitivity of policy liabilities to changes in assumptions

When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects income. The sensitivity of after-tax income to changes in asset related assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting liabilities. In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.

Most participating business is excluded from this analysis because of the ability to pass both favourable and adverse experience to the policyholders through the participating dividend adjustment.

May 3, 2012 – Press Release Reporting First Quarter Results

Potential impact on annual net income attributed to shareholders arising from changes in policy liabilities asset related assumptions

C $ millions	Increase (Decrease) in after-tax income
As at	March 31, 2012		December 31, 2011
Asset related assumptions updated periodically in valuation basis changes	Increase	Decrease	Increase	Decrease
100 basis point change in ultimate fixed income re-investment rates(1)	$1,700	$(1,800)	$1,700	$(1,900)
100 basis point change in future annual returns for public equities(2)	900	(800)	900	(900)
100 basis point change in future annual returns for other non-fixed income assets(3)	4,000	(3,700)	4,200	(3,800)
100 basis point change in equity volatility assumption for stochastic segregated fund modeling(4)	(300)	300	(300)	300

(1)
Current URRs in Canada are 1.60% per annum and 3.70% per annum for short and long-term bonds, respectively, and in the U.S. are 1.10% per annum and 3.90% per annum for short and long-term bonds, respectively.  Since the URRs are based upon a five and ten year rolling average of government bond rates and the URR valuation assumptions are currently higher than the March 31, 2011 government bond rates, continuation of current rates or a further decline could have a material impact on net income.  However, for this sensitivity, we assume the URRs decline with full and immediate effect.

(2)
Expected long-term annual market growth assumptions for public equities pre-dividends for key markets are based on long-term historical observed experience and are 7.6% per annum in Canada, 8.0% per annum in the U.S., 5.2% per annum in Japan and 9.5% per annum in Hong Kong.  These returns are then reduced by margins for adverse deviation to determine net yields used in the valuation.  The amount includes the impact on both segregated fund guarantee reserves and on other policy liabilities. For a 100 basis point increase in expected growth rates, the impact from segregated fund guarantee reserves is $600 million. (December 31, 2011 – $700 million).  For a 100 basis point decrease in expected growth rates, the impact from segregated fund guarantee reserves is $(600) million (December 31, 2011– $(700) million).

(3)
Other non-fixed income assets include commercial real estate, timber and agricultural real estate, oil and gas, and private equities. The reduction in sensitivity from December 31, 2011 to March 31, 2012 is primarily related to the change in the shape of the yield curve at which fixed income assets are reinvested / disinvested, as well as the reduction in certain currencies against the Canadian dollar.

(4)
Volatility assumptions for public equities are based on long-term historic observed experience and are 18.05% per annum in Canada and 16.55% per annum in the U.S. for large cap public equities, and 18.35% per annum in Japan and 34.1% per annum in Hong Kong.

E3         Future accounting and reporting changes

There are a number of accounting and reporting changes issued under IFRS including those still under development by the International Accounting Standards Board (“IASB”) that will impact the Company beginning in 2013 and later. A summary of the most recently issued new accounting standards is as follows:

Topic	Effective date	Measurement / Presentation	Expected impact
IFRS 10, IFRS 11, IFRS 12 and amendments to IAS 27, and IAS 28 regarding consolidation, disclosures and related matters	Jan 1, 2013	Measurement and disclosure	Currently assessing
IFRS 13 “Fair Value Measurement”	Jan 1, 2013	Measurement	Currently assessing
Amendments to IAS 1 “Presentation of Financial Statements”	Jan 1, 2013	Presentation	Not expected to have a significant impact
Amendments to IAS 19 “Employee Benefits”	Jan 1, 2013	Measurement	Could have a material adverse effect on the financial statements and regulatory capital at transition and subsequently
IFRS 9 “Financial Instruments”	Jan 1, 2015	Measurement	Currently assessing

For additional information please refer to our 2011 Annual Report.

May 3, 2012 – Press Release Reporting First Quarter Results

F         OTHER

F1         Performance and Non-GAAP Measures

We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses.  Non-GAAP measures include: Net Income (Loss) Excluding the Direct Impact of Equity Markets and Interest Rates; Net Income in Accordance with U.S. GAAP; Total Equity in Accordance with U.S. GAAP; Diluted Earnings per Share excluding Convertible Instruments; Return on Common Shareholders’ Equity; Total Notable Items excluding the Direct Impact of Equity Markets and Interest Rates; Constant Currency Basis; Deposits; Premiums and Deposits; Funds under Management; Capital and Sales. Non-GAAP financial measures are not defined terms under GAAP and, therefore, with the exception of Net Income in Accordance with U.S. GAAP and Total Equity in Accordance with U.S. GAAP (which are comparable to the equivalent measures of issuers whose financial statements are prepared in accordance with U.S. GAAP), are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Net income (loss) excluding the direct impact of equity markets and interest rates is a non-GAAP profitability measure.  It shows what the net income (loss) attributed to shareholders would have been assuming that interest and equity markets performed as assumed in our policy valuation.  The direct impact of equity markets and interest rates is relative to our policy liability valuation assumptions and includes changes to the interest rate assumptions.  We also include gains and losses on the sale of AFS bonds as management may have the ability to partially offset the direct impacts of changes in interest rates reported in the liability segments.  We consider the gains or losses on the variable annuity business that is dynamically hedged to be an indirect impact, not a direct impact, of changes in equity markets and interest rates and accordingly, such gains and losses are reflected in this measure.

Net income in accordance with U.S. GAAP is a non-GAAP profitability measure.  It shows what the net income would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant profitability measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Total equity in accordance with U.S. GAAP is a non-GAAP measure.  It shows what the total equity would have been if the Company had applied U.S. GAAP as its primary financial reporting basis.  We consider this to be a relevant measure given our large U.S. domiciled investor base and for comparability to our U.S. peers who report under U.S. GAAP.

Diluted earnings (loss) per share excluding convertible instruments, is a non-GAAP measure.  It shows diluted earnings (loss) per share excluding the dilutive effect of convertible instruments.

The following is a reconciliation of the denominator (weighted average number of common shares) in the calculation of basic and diluted earnings per share.

	March 31,
For the quarter ended in millions	2012	2011
Weighted average number of actual common shares outstanding	1,802	1,778
Dilutive number of shares for stock-based awards	2	3
Weighted average number of common shares used to calculate diluted earnings per share, excluding convertible instruments	1,804	1,781
Dilutive number of shares for convertible instruments	115	80
Weighted average number of common shares used in the diluted earnings per share calculation	1,919	1,861

May 3, 2012 – Press Release Reporting First Quarter Results

Return on common shareholders’ equity (“ROE”) is a non-GAAP profitability measure that presents the net income available to common shareholders as a percentage of the capital deployed to earn the income.  The Company calculates return on common shareholders’ equity using average common shareholders’ equity excluding Accumulated Other Comprehensive Income (Loss) (“AOCI”) on AFS securities and cash flow hedges.

Return on common shareholders’ equity	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Net income (loss) attributed to common shareholders	$1,182	$(90)	$965
Opening total equity attributed to common shareholders	$22,402	$23,077	$22,683
Closing total equity attributed to common shareholders	$23,072	$22,402	$22,919
Weighted average total equity available to common shareholders	$22,737	$22,740	$22,801
Opening AOCI on AFS securities and cash flow hedges	$13	$28	$278
Closing AOCI on AFS securities and cash flow hedges	$198	$13	$255
Adjustment for average AOCI	$(106)	$(21)	$(266)
Weighted average total equity attributed to common shareholders excluding average AOCI adjustment	$22,631	$22,719	$22,535
ROE based on weighted average total equity attributed to common shareholders (annualized)	20.9%	(1.6)%	17.2%
ROE based on weighted average total equity attributed to common shareholders excluding average AOCI adjustment (annualized)	21.0%	(1.6)%	17.4%

The Company also uses financial performance measures that are prepared on a constant currency basis, which exclude the impact of currency fluctuations and which are non-GAAP measures.  Quarterly amounts stated on a constant currency basis in this report are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for the first quarter of 2012.

Premiums and deposits is a non-GAAP measure of top line growth.  The Company calculates premiums and deposits as the aggregate of (i) general fund premiums, net of reinsurance, reported as premiums on the Consolidated Statement of Income, (ii) premium equivalents for administration only group benefit contracts, (iii) premiums in the Canadian Group Benefits reinsurance ceded agreement, (iv) segregated fund deposits, excluding seed money, (v) mutual fund deposits, (vi) deposits into institutional advisory accounts, and (vii) other deposits in other managed funds.

May 3, 2012 – Press Release Reporting First Quarter Results

Premiums and deposits	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Premium income	$4,504	$4,540	$4,520
Deposits from policyholders	6,294	5,575	5,919
Premiums and deposits per financial statements	$10,798	$10,115	$10,439
Investment contract deposits	70	126	95
Mutual fund deposits	4,054	3,309	4,658
Institutional advisory account deposits	368	627	669
ASO premium equivalents	715	666	684
Group benefits ceded premiums	970	941	949
Other fund deposits	165	133	168
Total premiums and deposits	$17,140	$15,917	$17,662
Currency impact	-	(247)	235
Constant currency premiums and deposits	$17,140	$15,670	$17,897

Funds under management is a non-GAAP measure of the size of the Company.  It represents the total of the invested asset base that the Company and its customers invest in.

Funds under management	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Total invested assets	$223,837	$226,520	$198,603
Total segregated funds net assets	205,953	196,058	200,890
Funds under management per financial statements	$429,790	$422,578	$399,493
Mutual funds	53,411	49,399	50,129
Institutional advisory accounts (excluding segregated funds)	21,758	21,527	21,792
Other funds	6,684	6,148	6,883
Total fund under management	$511,643	$499,652	$478,297
Currency impact	-	(8,264	9,947
Constant currency funds under management	$511,643	$491,388	$488,244

Capital The definition we use for capital, a non-GAAP measure, serves as a foundation of our capital management activities at the MFC level.  For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.  Capital is calculated as the sum of (i) total equity excluding AOCI on cash flow hedges and (ii) liabilities for preferred shares and capital instruments.

Capital	Quarterly results
C$ millions	1Q 2012	4Q 2011	1Q 2011
Total equity	$25,824	$24,879	$25,112
Add AOCI loss on cash flow hedges	52	91	54
Add liabilities for preferred shares and capital instruments	4,501	4,012	3,442
Total Capital	$30,377	$28,982	$28,608

Sales are measured according to product type:
•
For total individual insurance, sales include 100 per cent of new annualized premiums and 10 per cent of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year.  Sales are reported gross before the impact of reinsurance.  Single premium is the lump sum premium from the sale of a single premium product, e.g., travel insurance.

May 3, 2012 – Press Release Reporting First Quarter Results

•
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

•
For individual wealth management contracts, all new deposits are reported as sales. This includes individual annuities, both fixed and variable; variable annuity products; mutual funds; college savings 529 plans; and authorized bank loans and mortgages.

•
For group pensions/retirement savings, sales of new regular premiums and deposits reflect an estimate of expected deposits in the first year of the plan with the Company. Single premium sales reflect the assets transferred from the previous plan provider. Sales include the impact of the addition of a new division or of a new product to an existing client. Total sales include both new regular and single premiums and deposits.

F2           Caution regarding forward-looking statements
This document contains forward-looking statements within the meaning of the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements in this document include, but are not limited to, management objectives with respect to hedging equity markets and interest rate risks, potential future changes related to fixed income URR assumptions if current low interest rates persist, the estimated impact of new equity calibration parameters for guaranteed variable annuity and segregated funds, and the annual review of actuarial methods and assumptions.  The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of valuation allowances against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behavior; the accuracy of other estimates used in applying accounting policies and actuarial methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available for sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on their expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives,

May 3, 2012 – Press Release Reporting First Quarter Results

employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; and our ability to protect our intellectual property and exposure to claims of infringement. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the body of this document as well as under “Risk Factors” in our most recent Annual Information Form, under “Risk Management”, “Risk Management and Risk Factors Update” and “Critical Accounting and Actuarial Policies” in the Management’s Discussion and Analysis in our most recent annual and interim reports, in the “Risk Management” note to consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators. We do not undertake to update any forward-looking statements except as required by law.

May 3, 2012 – Press Release Reporting First Quarter Results

Financial Highlights

(Canadian $ in millions unless otherwise stated and per share information, unaudited)	As at and for the three months ended March 31
	2012	2011	% Change

Net income	$1,230	$989	24
Less: Net income attributed to non-controlling interest in subsidiaries	9	5	80
Net income (loss) attributed to participating policyholders	15	(1)	n/a
Net income attributed to shareholders	$1,206	$985	22
Preferred share dividends	(24)	(20)	20
Net income available to common shareholders	$1,182	$965	22

Premiums and deposits:

Life and health insurance premiums	$3,473	$3,594	(3)
Annuity and pension premiums	1,031	926	11
Investment contract deposits	70	95	(26)
Segregated fund deposits	6,294	5,919	6
Mutual fund deposits	4,054	4,658	(13)
Institutional advisory account deposits	368	669	(45)
ASO premium equivalents	715	684	5
Group Benefits ceded	970	949	2
Other fund deposits	165	168	(2)
Total premiums and deposits	$17,140	$17,662	(3)

Funds under management:
General fund	$223,837	$198,603	13
Segregated funds excluding institutional advisory accounts	203,736	198,736	3
Mutual funds	53,411	50,129	7
Institutional advisory accounts	23,975	23,946	0
Other funds	6,684	6,883	(3)
Total funds under management	$511,643	$478,297	7

Capital:
Liabilities for preferred shares and capital instruments	$4,501	$3,442	31
Equity
Non-controlling interest in subsidiaries	431	416	4
Participating policyholders' equity	264	159	66
Shareholders' equity
Preferred shares	2,057	1,618	27
Common shares	19,644	19,332	2
Contributed surplus	253	229	10
Retained earnings	3,448	4,124	(16)
Accumulated other comprehensive loss on AFS securities and translation of foreign operations	(221)	(712)	(69)
Total capital	$30,377	$28,608	6

Selected key performance measures:
Basic earnings per common share	$0.66	$0.54
Diluted earnings per common share, excluding convertible instruments	$0.66	$0.54
Diluted earnings per common share	$0.62	$0.53
Return on common shareholders' equity (annualized) 1	21.0%	17.4%
Book value per common share	$12.77	$12.86
Common shares outstanding (in millions)
End of period	1,807	1,783
Weighted average - basic	1,802	1,778
Weighted average - diluted (excluding convertible instruments)	1,804	1,781
Weighted average - diluted	1,919	1,861

1 Return on common shareholders' equity is net income available to common shareholders divided by average common shareholders' equity excluding accumulated other comprehensive income (loss) on AFS securities and cash flow hedges.

May 3, 2012 – Press Release Reporting First Quarter Results

Consolidated Statements of Income

(Canadian $ in millions except per share information, unaudited)	For the three months ended
	March 31
	2012	2011
Revenue
Premium income	$4,504	$4,520
Investment income
Investment income 1	1,589	2,027
Realized/ unrealized losses on assets supporting insurance and investment contract liabilities 1	(4,066)	(1,247)
Other revenue	1,790	1,764
Total revenue	$3,817	$7,064
Contract benefits and expenses
To contractholders and beneficiaries
Death, disability and other claims	$2,466	$2,576
Maturity and surrender benefits	1,244	1,258
Annuity payments	796	779
Policyholder dividends and experience rating refunds	274	269
Net transfers (from) to segregated funds	(158)	42
Change in insurance contract liabilities 1	(3,409)	(366)
Change in investment contract liabilities	42	24
Ceded benefits and expenses	(1,364)	(1,223)
Change in reinsurance assets	5	(95)
Net benefits and claims	$(104)	$3,264
General expenses	1,045	957
Investment expenses	251	238
Commissions	976	972
Interest expense	288	281
Net premium taxes	71	56
Total contract benefits and expenses	$2,527	$5,768
Income before income taxes	$1,290	$1,296
Income tax expense	(60)	(307)
Net income	$1,230	$989
Less: Net income attributed to non-controlling interest in subsidiaries	9	5
Net income (loss) attributed to participating policyholders	15	(1)
Net income attributed to shareholders	$1,206	$985
Preferred share dividends	(24)	(20)
Net income available to common shareholders	$1,182	$965

Basic earnings per common share	$0.66	$0.54
Diluted earnings per common share, excluding convertible instruments	$0.66	$0.54
Diluted earnings per common share	$0.62	$0.53

1  The Q1 2012 realized/unrealized loss on assets supporting insurance and investment contract liabilities of $4,066 million relates primarily to the impact of higher interest rates on bond and fixed income derivative positions as well as interest rate swaps supporting the dynamic hedge program. These items are mostly offset by gains reflected in the measurement of our policy obligations. For fixed income assets supporting insurance and investment contracts, equities supporting pass through products and derivatives related to variable annuity hedging programs, the impact of realized/ unrealized gains (losses) on the assets is largely offset in the change in insurance and investment contract liabilities. In addition, the decrease in investment income in the first quarter 2012 compared to first quarter 2011 related to losses on macro hedges used as part of our equity risk management program and losses on AFS bonds related to the management of interest rate exposures.  These activities in the surplus segment are mostly offset by gains reflected in the measurement of our policy liabilities (see change in insurance contract liabilities).

May 3, 2012 – Press Release Reporting First Quarter Results

Consolidated Statements of Financial Position

(Canadian $ in millions, unaudited)
	As at March 31
Assets	2012	2011
Invested assets
Cash and short-term securities	$12,312	$11,379
Securities
Bonds	117,416	99,756
Stocks	11,226	10,634
Loans
Mortgages	34,943	32,820
Private placements	20,098	19,281
Policy loans	6,710	6,400
Bank loans	2,275	2,342
Real estate	7,694	6,265
Other investments	11,163	9,726
Total invested assets	$223,837	$198,603
Other assets
Accrued investment income	$1,839	$1,735
Outstanding premiums	654	754
Derivatives	11,388	3,400
Goodwill and intangible assets	5,362	5,817
Reinsurance assets	10,737	7,778
Deferred tax asset	1,719	1,190
Miscellaneous	3,799	3,230
Total other assets	$35,498	$23,904
Segregated funds net assets	$205,953	$200,890
Total assets	$465,288	$423,397

Liabilities and Equity
Policy liabilities
Insurance contract liabilities	$184,232	$155,625
Investment contract liabilities	2,537	2,617
Bank deposits	18,424	16,900
Deferred tax liability	712	758
Derivatives	5,996	3,185
Other liabilities	11,637	9,062
	$223,538	$188,147
Long-term debt	5,472	5,806
Liabilities for preferred shares and capital instruments	4,501	3,442
Segregated funds net liabilities	205,953	200,890
Total liabilities	$439,464	$398,285

Equity
Issued share capital
Preferred shares	$2,057	$1,618
Common shares	19,644	19,332
Contributed surplus	253	229
Shareholders' retained earnings	3,448	4,124
Shareholders' accumulated other comprehensive loss	(273)	(766)
Total shareholders' equity	$25,129	$24,537
Participating policyholders' equity	264	159
Non-controlling interest in subsidiaries	431	416
Total equity	$25,824	$25,112
Total liabilities and equity	$465,288	$423,397

May 3, 2012 – Press Release Reporting First Quarter Results